October 27, 2011

Mr. H. Roger Schwall, Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20509

Re:	Vadda Energy Corporation Amendment No. 1 to Registration Statement on Form 10 Filed September 6, 2011 SEC File No. 0-28171

Dear Mr. Schwall:

This firm represents Vadda Energy Corporation (the “Company”) in connection with the Registration Statement on Form 10 (SEC File No. 0-28171) filed July 5, 2011 by the Company with the Commission, as amended by the above referenced Amendment No. 1 (the “Form 10”).  The Company is preparing an amendment to the Form 10 in response to the comments contained in the Commission’s letter to the Company dated October 13, 2011.  The Company intends to respond to the comments and file the amendment on or before November 11, 2011.

If you have any questions, please contact me at (972) 628-3631 at your earliest convenience.

Very truly yours,
/s/ Lawrence B. Mandala
Lawrence B. Mandala

A Limited Liability Partnership · 600 Banner Place Tower · 12770 Coit Road · Dallas, Texas 75251 · t 972.628.3600 · f 972.628.3616 · www.munckcarter.com